UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

2 and 3 Eldon Street, Fifth Floor
London, EC2M 7LS
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

FORWARD-LOOKING STATEMENTS

This Form 6-K contains statements that are, or may be deemed to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Brightstar Lottery PLC and its consolidated subsidiaries (“Brightstar,” “we,” “our,” “us,” or the “Company”).

In this Form 6-K, forward-looking statements include, among other things, statements regarding: the Company’s expected liquidity, capital resources, cash flows and sources of funding, including the expected sufficiency of liquidity to meet the Company’s financial obligations; the timing of expected revenue recognition from remaining performance obligations; the Company’s anticipated capital expenditures in the fourth quarter of 2026 to fulfill current and expected future contractual obligations in North Carolina, Wisconsin, Missouri and Texas; the Company’s capital deployment strategy and the expected benefits of contract-driven investments; the expected effects of the Italian Lotto license, including the amortization of upfront license fees, on future results; the expected costs, savings, timing and cash payments associated with the OPtiMa 3 restructuring program, including OPtiMa 3.3; future dividends, share repurchases and other capital allocation decisions; the expected effects of tax legislation, including on the timing of cash tax payments; the expected collection of amounts receivable from the buyer of IGT Gaming and the Company’s continuing obligations relating to IGT Gaming; the potential effects of macroeconomic, geopolitical, trade, inflation, interest-rate, foreign-exchange, energy-cost, supply-chain, cybersecurity and consumer-spending conditions on the Company’s business; the potential outcome and effects of legal, regulatory, administrative, licensing and tax proceedings; and the assumptions underlying any of the foregoing.

Forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “continue,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “will,” “outlook,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of these words, although not all forward-looking statements contain these words. Statements that report historical results, describe completed transactions or set forth current facts are not forward-looking statements, except to the extent they also contain expectations, projections, plans, objectives, assumptions or other statements about future events or performance.

Important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to: macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior; geopolitical conflicts, including the conflict between Russia and Ukraine and conflicts in the Middle East, and increased energy costs; fluctuations in foreign currency exchange rates, particularly the Euro to U.S. dollar exchange rate; changes in prevailing interest rates, including on the Company’s floating-rate indebtedness; changing inflation rates; impacts from increased U.S. national deficits; variability in lottery sales, including instant ticket, draw game and same-store sales, and the size and frequency of U.S. multi-state jackpots; the Company’s ability to retain, renew and extend existing customer contracts and licenses, including the risk that contracts transition to other providers, and to win new contracts; risks relating to the Italian Lotto license and other upfront license fee arrangements; the Company’s ability to generate the expected returns from capital expenditures and contract-driven investments; the Company’s level of indebtedness, its ability to refinance or repay its indebtedness when due, and its ability to comply with the financial and other covenants in its debt agreements; the Company’s ability to implement its restructuring initiatives and achieve the expected cost savings within the expected time frames and costs; risks relating to the implementation of systems and technology under new and extended contracts; cybersecurity and supply-chain risks; risks relating to the Company’s continuing obligations in connection with the sale of IGT Gaming, including its guarantee of a lease obligation; legal, regulatory, administrative, licensing and tax proceedings, including challenges to license awards, and changes in laws and regulations, including tax laws; the declaration, amount and timing of future dividends and share repurchases, which are subject to Board approval and other factors; and the other factors and risks described in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025 (including in “Item 3.D. Risk Factors”) and other documents filed or furnished from time to time with the U.S. Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.brightstarlottery.com.

You should not place undue reliance on forward-looking statements and should carefully consider the factors described above and the other risks and uncertainties that may affect the Company’s business, including the discussion in Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Nothing in this Form 6-K is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of Brightstar Lottery PLC for the current or any future fiscal years will necessarily match or exceed the historical published financial performance of Brightstar Lottery PLC. Except as required under applicable law, the Company does not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

All forward-looking statements contained in this Form 6-K are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to Brightstar Lottery PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

PART I.     FINANCIAL INFORMATION

ITEM 1.     Condensed Consolidated Financial Statements (Unaudited)

BRIGHTSTAR LOTTERY PLC

Brightstar Lottery PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ and shares in millions, except per share amounts)

	Notes	September 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents		538	1,446
Restricted cash and cash equivalents		19	54
Trade and other receivables, net	4	468	526
Inventories, net	5	124	116
Other current assets	6	194	193
Total current assets		1,343	2,336
Systems, equipment and other assets related to contracts, net		763	678
Property, plant and equipment, net		93	90
Operating lease right-of-use assets		88	92
Goodwill		2,691	2,707
Intangible assets, net		132	125
Other non-current assets	6	2,817	3,130
Total non-current assets		6,582	6,822
Total assets		7,925	9,158

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		661	766
Current portion of long-term debt	8	227	118
Payable to ADM	6	—	1,680
Other current liabilities		540	508
Total current liabilities		1,428	3,072
Long-term debt, less current portion	8	4,158	4,060
Deferred income taxes		182	208
Operating lease liabilities		68	72
Other non-current liabilities		146	156
Total non-current liabilities		4,555	4,496
Total liabilities		5,983	7,568
Commitments and contingencies	9, 11
Shareholders’ equity
Common stock, par value $0.10 per share; 211 shares issued and 182 shares outstanding at September 30, 2026; 210 shares issued and 187 shares outstanding at December 31, 2025		21	21
Additional paid-in capital		1,042	1,153
Retained deficit		(422)	(513)
Treasury stock, at cost; 28 shares and 23 shares at September 30, 2026 and December 31, 2025, respectively		(475)	(413)
Accumulated other comprehensive income	12	644	628
Total Brightstar Lottery PLC’s shareholders’ equity		809	875
Non-controlling interests		1,133	715
Total shareholders’ equity		1,942	1,590
Total liabilities and shareholders’ equity		7,925	9,158

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Brightstar Lottery PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ and shares in millions, except per share amounts)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2026	2025	2026	2025
Service revenue (includes amortization of upfront license fees)	3	547	604	1,655	1,750
Product sales	3	60	25	123	93
Total revenue	3	607	629	1,778	1,843

Cost of services (excluding Depreciation and amortization)		285	276	861	819
Cost of product sales (excluding Depreciation and amortization)		45	31	94	86
General and administrative		49	44	143	164
Research and development		15	11	43	33
Sales and marketing		31	29	97	92
Depreciation and amortization		59	55	170	163
Restructuring		—	—	6	21
Interest expense, net	8	50	36	143	130
Foreign exchange (gain) loss, net		(1)	1	(17)	132
Other expense, net		4	12	14	23
Income before provision for income taxes		70	134	225	180
Provision for income taxes	10	25	40	61	137
Income from continuing operations		45	95	164	43
Less: Net income attributable to non-controlling interests from continuing operations		23	38	72	105
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC		22	57	91	(62)

(Loss) income from discontinued operations, net of tax	11	—	(16)	—	75
Gain on sale of discontinued operations, net of tax	11	—	77	—	77
Income from discontinued operations	11	—	60	—	152
Less: Net income attributable to non-controlling interests from discontinued operations	11	—	—	—	4
Net income from discontinued operations attributable to Brightstar Lottery PLC		—	60	—	148

Net income		45	155	164	195
Net income attributable to non-controlling interests		23	38	72	109
Net income attributable to Brightstar Lottery PLC	13	22	117	91	86

Per Common Share Data
Basic: Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	13	0.12	0.29	0.49	(0.31)
Diluted: Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	13	0.12	0.29	0.49	(0.31)

Basic: Net income attributable to Brightstar Lottery PLC	13	0.12	0.60	0.49	0.43
Diluted: Net income attributable to Brightstar Lottery PLC	13	0.12	0.60	0.49	0.43

Weighted-average Shares Outstanding
Basic	13	184	195	185	200
Diluted	13	185	196	186	200

 The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Brightstar Lottery PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ in millions)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2026	2025	2026	2025
Net income		45	155	164	195
Foreign currency translation adjustments, net of tax	12	(9)	112	(23)	141
Unrealized gain (loss) on hedges, net of tax	12	—	6	3	(1)
Unrealized loss on other, net of tax	12	—	(1)	—	—
Other comprehensive (loss) income, net of tax		(9)	117	(20)	140
Comprehensive income		36	272	144	334
Less: Comprehensive income attributable to non-controlling interests		19	37	37	141
Comprehensive income attributable to Brightstar Lottery PLC		17	236	107	194

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Brightstar Lottery PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ in millions)

	For the nine months ended September 30,
	2026	2025
Cash flows from operating activities
Net income	164	195
Less: Income from discontinued operations, net of tax	—	152
Adjustments to reconcile net income to net cash (used for) provided by operating activities from continuing operations:
Amortization of upfront license fees	300	154
Depreciation and amortization	170	163
Stock-based compensation	20	15
Foreign exchange (gain) loss, net	(17)	132
Deferred income taxes	(20)	9
Other non-cash items, net	5	24
Changes in operating assets and liabilities, excluding the effects of dispositions:
Trade and other receivables	46	(4)
Inventories	(8)	(4)
Accounts payable	(48)	44
Accrued interest payable	(9)	(25)
Accrued income taxes	2	9
Italian Lotto license payment	(1,675)	(579)
Other assets and liabilities	(32)	48
Net cash (used for) provided by operating activities from continuing operations	(1,101)	29
Net cash provided by operating activities from discontinued operations	—	94
Net cash (used for) provided by operating activities	(1,101)	122

Cash flows from investing activities
Capital expenditures	(313)	(239)
Other	(4)	—
Net cash (used in) investing activities from continuing operations	(316)	(240)
Net cash provided by investing activities from discontinued operations	34	3,868
Net cash (used in) provided by investing activities	(282)	3,629

Cash flows from financing activities
Proceeds from long-term debt	574	1,112
Net proceeds from (repayments of) Revolving Credit Facilities	491	(515)
Net payments on financial liabilities	(7)	(82)
Payments of debt issuance costs	(17)	(11)
Principal payments on long-term debt	(743)	(2,186)
Repurchases of common stock	(62)	(251)
Net (repayments of) funds payable and amounts due to others	(33)	(34)
Dividends paid	(127)	(728)
Dividends paid - non-controlling interests	(163)	(163)
Return of capital - non-controlling interests	(96)	(57)
Capital increase - non-controlling interests	656	178
Other	(20)	18
Net cash provided by (used in) financing activities from continuing operations	453	(2,720)
Net cash (used in) financing activities from discontinued operations	—	(143)
Net cash provided by (used in) financing activities	453	(2,863)

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents	(930)	888
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(14)	33
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	1,500	775
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	557	1,696

Supplemental disclosures of cash flow information for continuing operations:
Interest paid	155	171
Income taxes paid	79	119

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Brightstar Lottery PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ in millions)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total Brightstar Lottery PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2025	21	1,153	(513)	(413)	628	875	715	1,590

Net income	—	—	37	—	—	37	26	63
Other comprehensive income (loss), net of tax	—	—	—	—	2	2	(11)	(9)
Total comprehensive income	—	—	37	—	2	39	15	54

Capital increase	—	—	—	—	—	—	633	633
Stock-based compensation	—	7	—	—	—	7	—	7
Repurchases of common stock	—	—	—	(30)	—	(30)	—	(30)
Return of capital	—	—	—	—	—	—	(22)	(22)
Dividends declared	—	(42)	—	—	—	(42)	(82)	(124)
Balance at March 31, 2026	21	1,117	(477)	(444)	630	848	1,260	2,108

Net income	—	—	33	—	—	33	23	56
Other comprehensive income (loss), net of tax	—	—	—	—	18	18	(21)	(3)
Total comprehensive income	—	—	33	—	18	51	2	53

Capital increase	—	—	—	—	—	—	1	1
Stock-based compensation	—	7	—	—	—	7	—	7
Shares issued under stock award plans	—	(3)	—	—	—	(3)	—	(3)
Repurchases of common stock	—	—	—	(14)	—	(14)	—	(14)
Return of capital	—	—	—	—	—	—	(9)	(9)
Dividends declared	—	(43)	—	—	—	(43)	(81)	(123)
Balance at June 30, 2026	21	1,078	(443)	(458)	648	846	1,173	2,020

Net income	—	—	22	—	—	22	23	45
Other comprehensive loss, net of tax	—	—	—	—	(5)	(5)	(4)	(9)
Total comprehensive income (loss)	—	—	22	—	(5)	17	19	36

Capital increase	—	—	—	—	—	—	6	6
Stock-based compensation	—	7	—	—	—	7	—	7
Shares issued under stock award plans	—	(1)	—	—	—	(1)	—	(1)
Repurchases of common stock	—	—	—	(18)	—	(18)	—	(18)
Return of capital	—	—	—	—	—	—	(66)	(66)
Dividends declared	—	(42)	—	—	—	(42)	—	(42)
Balance at September 30, 2026	21	1,042	(422)	(475)	644	809	1,133	1,942

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Brightstar Lottery PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2024	21	1,931	(660)	(156)	516	1,652	409	2,061

Net income	—	—	27	—	—	27	33	60
Other comprehensive (loss) income, net of tax	—	—	—	—	(4)	(4)	14	9
Total comprehensive income (loss)	—	—	27	—	(4)	23	47	70

Capital increase	—	—	—	—	—	—	2	2
Stock-based compensation	—	9	—	—	—	9	—	9
Shares issued under stock award plans	—	(2)	—	—	—	(2)	—	(2)
Return of capital	—	—	—	—	—	—	(19)	(19)
Dividends declared	—	(40)	—	—	—	(40)	(86)	(126)
Balance at March 31, 2025	21	1,898	(633)	(156)	512	1,642	353	1,994

Net (loss) income	—	—	(58)	—	—	(58)	38	(20)
Other comprehensive (loss) income, net of tax	—	—	—	—	(7)	(7)	20	13
Total comprehensive (loss) income	—	—	(58)	—	(7)	(65)	57	(8)

Capital increase	—	—	—	—	—	—	180	180
Stock-based compensation	—	5	—	—	—	5	—	5
Shares issued under stock award plans	—	(10)	—	—	—	(10)	—	(10)
Return of capital	—	—	—	—	—	—	(28)	(28)
Dividends declared	—	(41)	—	—	—	(41)	(82)	(122)
Balance at June 30, 2025	21	1,852	(691)	(156)	505	1,531	481	2,012

Net income	—	—	117	—	—	117	38	155
Other comprehensive income (loss), net of tax	—	—	—	—	119	119	(1)	117
Total comprehensive income	—	—	117	—	119	236	37	272

Stock-based compensation	—	3	—	—	—	3	—	3
Repurchases of common stock	—	(39)	—	(212)	—	(251)	—	(251)
Return of capital	—	—	—	—	—	—	(10)	(10)
Divestiture of non-controlling interest	—	—	—	—	—	—	(24)	(24)
Dividends declared	—	(647)	—	—	—	(647)	—	(647)
Balance at September 30, 2025	21	1,168	(574)	(368)	623	871	483	1,354

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Brightstar Lottery PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.    Description of Business

Brightstar Lottery PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “Brightstar,” the “Company,” “we,” “our,” or “us”), is a global leader in lottery focused on innovation and forward-thinking strategies and solutions, building on our expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a pure-play global lottery company, our lottery operations, retail and digital solutions, and lottery games enable our customers to achieve their goals, responsibly entertain players, and distribute meaningful benefits to communities. Brightstar is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility.

On July 1, 2025, the Company completed the sale of the Gaming & Digital business (“IGT Gaming”) to a holding company (the “Buyer”) owned by funds managed by affiliates of Apollo Global Management, Inc. (the “Apollo Funds”), pursuant to the definitive agreements (the “Transaction Agreements”) entered into on July 26, 2024. As further described in Note 11-Discontinued Operations, IGT Gaming met the criteria to be reported as a discontinued operation during the third quarter of 2024. As a result, IGT Gaming is presented in the Condensed Consolidated Financial Statements as a discontinued operation.

2.    Summary of Significant Accounting Policies

Basis of Preparation

The accompanying Condensed Consolidated Financial Statements and notes of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end Condensed Consolidated Balance Sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These Condensed Consolidated Financial Statements should be read in conjunction with the consolidated financial statements and related notes included in our annual report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on February 24, 2026 (the “2025 Form 20-F”).

Our Condensed Consolidated Financial Statements are stated in millions of United States (“U.S.”) dollars, except per share data or unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

Changes in Presentation

In the presentation of our Condensed Consolidated Financial Statements, certain prior period amounts have been reclassified to conform with the current period presentation. These reclassifications were made to improve comparability from period to period, align with evolving presentation practices, and enhance the clarity and usefulness of our financial statement disclosures. The reclassifications did not affect previously reported results of operations, financial position, or cash flows.

During the fourth quarter of 2025, the Company elected to change the presentation of certain cash flows on its Condensed Consolidated Statements of Cash Flows by reclassifying changes in liabilities related to cash held for the benefit of others from operating activities to financing activities, reflected within the caption Funds payable and amounts due to others. The Company concluded these cash flows are more appropriately classified as financing activities because they represent changes in amounts owed to others rather than operating working capital. Prior‑period comparative amounts have been recast to conform to the current‑period presentation. This reclassification did not affect previously reported total cash balances or the Condensed Consolidated Statements of Operations, Comprehensive Income, Balance Sheets, or Statements of Shareholders’ Equity.

Use of Estimates

The preparation of our Condensed Consolidated Financial Statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates, judgments, and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 - Summary of Significant Accounting Policies, in our 2025 Form 20-F.

Accounting Pronouncements

The Company closely monitors all Accounting Standards Updates (“ASUs”) issued by the Financial Accounting Standards Board (“FASB”) and other authoritative guidance. During the nine months ended September 30, 2026, there were no ASUs issued that are expected to have a significant effect on the Condensed Consolidated Financial Statements. Additionally, there were no ASUs adopted during the nine months ended September 30, 2026 with a significant effect on the Condensed Consolidated Financial Statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which introduces a practical expedient for estimating expected credit losses on current accounts receivable and contract assets arising from revenue transactions. The amendments are effective for annual periods beginning after December 15, 2025. The ASU also introduces related disclosure requirements for entities that elect the practical expedient or accounting policy election. We adopted ASU 2025-05 on January 1, 2026 and did not elect the practical expedient. This ASU does not have a material impact on our consolidated financial statements.

Segment Information

The Company operates and manages its business as a single segment for the purposes of assessing performance and making operating decisions. We are a pure-play lottery business that derives revenues from providing sales, operations, product development, technology, and support to worldwide traditional lottery and iLottery customers.

The chief operating decision maker (“CODM”) reviews net income, as reported in the condensed consolidated financial results, when making decisions about allocating resources and evaluating financial performance. The CODM uses net income to evaluate the overall capital allocation strategy in deciding whether to reinvest profits into capital expenditures, or into other parts of the business such as paying down debt, paying dividends, or for acquisitions.

The Company’s segment information for interim periods is prepared on the same basis as annual segment information.

3.    Revenue Recognition

Disaggregation of Revenue

The following table summarizes revenue disaggregated by the source of revenue:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2026	2025	2026	2025
Operating and facilities management contracts	627	644	1,906	1,866
Upfront license fee amortization	(99)	(53)	(300)	(154)
Operating and facilities management contracts (includes amortization of upfront license fees)	528	591	1,606	1,712
Systems, software, and other	19	13	50	38
Service revenue (includes amortization of upfront license fees)	547	604	1,655	1,750

Product sales	60	25	123	93

Total revenue	607	629	1,778	1,843

Contract Balances

Contract assets reflect revenue recognized in advance of invoicing our customers. The amount of contract assets, which is included within Other current assets and Other non-current assets in the Condensed Consolidated Balance Sheets, was $95 million and $57 million at September 30, 2026 and December 31, 2025, respectively.

Contract liabilities relate to payments received from our customers in advance of the satisfaction of performance obligations in a contract. The amount of contract liabilities, which is included within Other current liabilities and Other non-current liabilities in the Condensed Consolidated Balance Sheets, was $48 million and $62 million at September 30, 2026 and December 31, 2025, respectively.

The amount of revenue recognized during the nine months ended September 30, 2026 that was included in the contract liabilities balance at the beginning of the period was $28 million.

Transaction Price Allocated to Remaining Performance Obligations

At September 30, 2026, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $745 million. Of this amount, we expect to recognize as revenue approximately 27% within the next 12 months, approximately 32% between 13 and 36 months, approximately 25% between 37 and 60 months, and the remaining balance through July 9, 2036.

4.    Trade and Other Receivables

Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

($ in millions)	September 30, 2026	December 31, 2025
Trade and other receivables, gross	468	527
Allowance for credit losses	(1)	(1)
Trade and other receivables, net	468	526
(1) As of and for the nine months ended September 30, 2026 and the year ended December 31, 2025, balances and activity related to the allowance for credit losses were immaterial.

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $372 million and $440 million during the nine months ended September 30, 2026 and year ended December 31, 2025, respectively, under these factoring arrangements. The cash received from these arrangements is reflected within operating activities in the Condensed Consolidated Statements of Cash Flows. In certain of these factoring arrangements, for ease of administration, we will collect payments related to the factored gross receivables, including our trade receivables, which we then remit to the financial institutions. At September 30, 2026 and December 31, 2025, we had $141 million and $149 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the Condensed Consolidated Balance Sheets. The net cash flows relating to these collections are reported as financing activities in the Condensed Consolidated Statements of Cash Flows.

5.    Inventories, net

($ in millions)	September 30, 2026	December 31, 2025
Raw materials	31	28
Work in progress	4	2
Finished goods	92	90
Inventories, gross	126	120
Excess and obsolescence reserve	(2)	(4)
Inventories, net	124	116

6.    Other Assets

Other Current Assets

($ in millions)	Notes	September 30, 2026	December 31, 2025
Prepaid expenses		51	47
Income taxes receivable		45	43
Contract assets	3	42	12
Receivable from Buyer	11	12	47
Other		45	45
Other current assets		194	193

Other Non-Current Assets

($ in millions)	License Term	Amortization Start Date (1)	Notes	September 30, 2026	December 31, 2025
Upfront license fees, net:
Italian Lotto	9 years	December 2025		2,298	2,596
Scratch & Win license fee	9 years	October 2019		202	287
New Jersey license fee	15 years, 9 months	October 2013		24	31
Indiana license fee	16 years, 1 month	June 2015		5	5
Rhode Island license fee	20 years, 6 months	January 2023		3	3
				2,531	2,922

Finance lease right-of-use assets				84	20
Investments valued at equity				66	65
Contract assets			3	53	45
Deferred income taxes				36	40
Other				46	37
Other non-current assets				2,817	3,130
(1) Upfront license fees are amortized on a straight-line basis.

Italian Lotto license

On July 16, 2025, the Company was notified by the Agenzia delle Dogane e dei Monopoli (“ADM”) that LottoItalia, a consortium comprised of Allwyn, Arianna 2001, Novomatic Italia, and led by Brightstar, had been awarded the Italian Lotto license, effective as of December 1, 2025. The Italian Lotto license has a term of nine years beginning December 1, 2025. The first two installments of €500 million ($579 million) and €300 million ($347 million) were paid in July 2025 and November 2025, respectively. On April 24, 2026, LottoItalia paid the final installment of €1,430 million ($1,675 million).

Finance lease right-of-use assets

During the nine months ended September 30, 2026, the Company recognized finance lease right-of-use assets of $28 million related to its North American vehicle fleet following a reassessment of the lease terms. The Company also recognized additional finance lease right-of-use assets of $16 million related to the extension of its Providence, Rhode Island headquarters lease and $11 million related to a reassessment of the lease term for its Lakeland, Florida printing facility. In July 2026, the Company entered into an agreement for 5G devices and related network services. As of September 30, 2026, the arrangements had not commenced and the Company had remaining fixed commitments of $66 million.

7.     Restructuring

OPtiMa 3

During the third quarter of 2024, we initiated a multi-phase restructuring plan (“OPtiMa 3”) to realign and optimize our cost structure due to the ending of the transition services agreement (“TSA”) period after the two Italian dispositions (Italian gaming B2C businesses and Italian commercial services business) and the sale of IGT Gaming. The multi-phase plan is focused on realigning and optimizing our global workforce, reducing and optimizing our real estate footprint given our hybrid workforce and headcount reductions, and reducing other indirect costs previously incurred due to a larger business portfolio.

OPtiMa 3.1 and OPtiMa 3.2 commenced in the third quarter of 2024 and the second quarter of 2025, respectively. Cash payments associated with these programs are expected to be made through 2032.

During the second quarter of 2026, we initiated the third and final phase of OPtiMa 3 (“OPtiMa 3.3”) focused on changes to our management structure, including a reduction in executive and other senior leadership layers, the consolidation of similar functions, the ceasing of certain consulting arrangements, and the optimization of our global real estate footprint (primarily in the U.K. and Rhode Island). The plan is expected to be substantially completed within approximately one year from commencement. During the nine months ended September 30, 2026, in connection with the actions committed as of that date, we recorded $8 million of one-time termination benefits and related employee costs under the plan. We expect to incur additional severance and related employee costs as further actions under the plan are identified, committed, and communicated to affected employees, such that total costs under OPtiMa 3.3 are expected to range from approximately $15 million to $20 million. Costs under OPtiMa 3.3 will consist primarily of one-time termination benefits, contractual termination benefits provided under pre-existing employment agreements, and other post-employment benefits, each relating to severance and related employee costs.

OPtiMa 3.3 is expected to generate annualized cost savings of up to approximately $20 million by 2028 with initial savings from the reduction in our global footprint starting in 2027 of about $3 million. Cash payments associated with OPtiMa 3.3 are expected to be made primarily through 2027.

The following table summarizes consolidated restructuring expense for all restructuring programs by type of cost:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2026	2025	2026	2025
Severance and related employee costs	—	—	6	21
Total	—	—	6	21

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under the above and other ongoing plans for the nine months ended September 30, 2026:

	OPtiMa 3 Plan
($ in millions)	OPtiMa 3.1	OPtiMa 3.2	OPtiMa 3.3	2021 Italian Workforce Redundancies	Total
Balance at beginning of period	11	26	—	13	49
Restructuring expense, net	—	—	8	—	8
Cash payments	(6)	(1)	(1)	(3)	(11)
Other adjustments, net(1)	—	(3)	—	—	(4)
Balance at end of period	5	21	8	9	43
Cumulative expense	37	27	8	32	104
(1) Includes an OPtiMa 3.2 reduction of $2 million due to lower than estimated expenses and foreign currency translation adjustments.

All liabilities are related to severance and related employee costs.

8.    Debt

The Company’s debt obligations consist of the following:

	September 30, 2026			December 31, 2025
($ in millions)	Principal	Debt issuance cost and discount, net	Total	Principal	Debt issuance cost and discount, net	Total
2.375% Senior Secured Euro Notes due April 2028	179	—	179	588	(2)	586
5.250% Senior Secured U.S. dollar Notes due January 2029	750	(2)	748	750	(3)	747
4.250% Senior Secured Euro Notes due March 2030	568	(5)	563	588	(6)	581
4.875% Senior Secured Euro Notes due September 2032	568	(9)	559	—	—	—
5.750% Senior Secured U.S. dollar Notes due January 2033	750	(7)	743	750	(8)	742
Senior Secured Notes	2,815	(24)	2,791	2,675	(18)	2,657

Euro Term Loan Facilities due January 2027	—	—	—	235	(1)	234
Euro Term Loan Facilities due September 2030	908	(5)	904	1,175	(6)	1,169
Revolving Credit Facility A due March 2031	—	—	—	—	—	—
Revolving Credit Facility B due March 2031	471	(7)	463	—	—	—
Long-term debt, less current portion	4,194	(36)	4,158	4,085	(25)	4,060

Euro Term Loan Facilities due January 2027	—	—	—	118	—	118
Euro Term Loan Facilities due September 2030	227	—	227	—	—	—
Current portion of long-term debt	227	—	227	118	—	118

Total debt	4,421	(36)	4,385	4,203	(25)	4,178

At September 30, 2026, $5 million of debt issuance costs, net for Revolving Credit Facility A with no outstanding borrowings was recorded as Other non-current assets in the Condensed Consolidated Balance Sheets. At December 31, 2025, there were $8 million of debt issuance costs, net recorded as Other non-current assets in the Condensed Consolidated Balance Sheets.

The principal amount of long-term debt maturing over the next five years and thereafter, as of September 30, 2026, is as follows ($ in millions):

Year	U.S. dollar Denominated	Euro Denominated	Total
Remainder of 2026	—	—	—
2027	—	227	227
2028	—	406	406
2029	750	227	977
2030	—	1,022	1,022
2031 and thereafter	750	1,038	1,788
Total principal amounts	1,500	2,921	4,421

At September 30, 2026 and December 31, 2025, we were in compliance with all covenants under our outstanding debt agreements.

Senior Secured Notes

In September 2026, the Parent issued €500 million of 4.875% Senior Secured Notes due September 2032 (the “4.875% Notes”) at 99.36% of par, resulting in an original issue discount of €3 million. The 4.875% Notes are guaranteed on a senior basis by certain of the Parent’s subsidiaries. The Company used proceeds from the sale of the 4.875% Notes to (i) repurchase €342 million ($393 million) of the Parent’s outstanding €500 million 2.375% Senior Secured Notes due April 2028 (the “2.375% Notes”) at a discounted price of €990 per €1,000, (ii) pay certain debt issuance costs incurred in connection with the 4.875% Notes, and (iii) repay €155 million ($176 million) of utilizations under its Revolving Credit Facilities.

The Company recorded a $2 million net gain on extinguishment of debt in connection with the repurchase of the 2.375% Notes, reflecting the tender discount, partially offset by tender facilitation fees and unamortized debt issuance costs write-off. The gain on extinguishment is classified as Other expense, net in the Condensed Consolidated Statements of Operations for the three months ended September 30, 2026.

Prior to September 15, 2028, the Parent may redeem the 4.875% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. On or after September 15, 2028, the Parent may redeem the 4.875% Notes in whole or in part at the following redemption prices (expressed as percentages of the outstanding principal amount on the redemption date), plus accrued and unpaid interest, if any:

•Twelve months beginning September 15, 2028:    102.43750%
•Twelve months beginning September 15, 2029:    101.21875%
•September 15, 2030 and thereafter:            100.00000%

Upon the occurrence of certain events constituting a change in control, the Parent may be required to offer to repurchase all of the 4.875% Notes at a price equal to 101% of the principal amount together with accrued and unpaid interest. In certain events of default, the 4.875% Notes outstanding may become due and payable immediately.

Revolving Credit Facilities and Term Loan Facilities

In March 2026, the Parent, together with certain of its subsidiaries, entered into a senior secured multicurrency revolving credit facilities agreement expiring March 2031 (the “RCF Agreement”) providing for a $650 million credit facility and €1.0 billion credit facility (the “Revolving Credit Facilities”). The Revolving Credit Facilities, effective April 2026, may be used for general corporate purposes. Borrowings under the U.S. dollar facility bear interest at a rate based on Term SOFR, and borrowings under the euro facility bear interest at a rate based on EURIBOR, in each case plus an applicable margin. The applicable margin is subject to adjustment based on the Company’s public credit ratings. Certain of Brightstar Lottery PLC’s subsidiaries are also required to pay commitment fees on undrawn amounts and other fees customary for facilities of this type.

The RCF Agreement contains a maximum net leverage ratio covenant and a minimum interest coverage ratio covenant and customary non-financial affirmative and negative covenants. The obligations under the RCF Agreement are senior secured and rank pari passu with the Company’s other senior secured indebtedness. The obligations are guaranteed by the Parent and certain of its subsidiaries, subject to agreed guarantor coverage thresholds based on consolidated assets and adjusted EBITDA (as defined in the RCF Agreement), and are secured by the shares of Brightstar Lottery S.p.A., certain intercompany loans with principal balances in excess of $10 million, and certain accounts receivable, subject to agreed exclusions.

In connection with the entry into the RCF Agreement, the Company canceled both Revolving Credit Facility A due July 2027 and Revolving Credit Facility B due July 2027. Additionally, the Company amended certain provisions of the Euro Term Loan Facilities due September 2030 to align such provisions under the RCF Agreement.

In January 2026, the Company paid the remaining €100 million balance of the second installment of the Euro Term Loan Facilities due January 2027.

In April 2026, the Company used the proceeds from borrowings under the RCF Agreement to prepay and cancel the remaining €200 million outstanding principal amount, together with accrued interest and related fees, under the Euro Term Loan Facilities due January 2027.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs. The table below excludes short-term borrowings.

($ in millions)	September 30, 2026	December 31, 2025
Carrying value	4,385	4,178
Fair value	4,304	4,181

Interest Expense, net

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2026	2025	2026	2025
Senior Secured Notes	32	33	94	97
Term Loan Facilities	12	14	36	29
Revolving Credit Facilities	8	5	18	25
Other	1	—	4	1
Interest expense	53	52	152	153
Interest income	(2)	(16)	(10)	(23)
Interest expense, net	50	36	143	130

9.     Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. Legal proceedings that were previously disclosed may no longer be reported because, as a result of the rulings in the case, settlements, changes in our business, or other developments, in our judgment, they are no longer material to the Company’s business, financial position, or results of operations.

At September 30, 2026, provisions for all legal proceedings were $5 million. With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

10.    Income Taxes

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions, except percentages)	2026	2025	2026	2025
Income before provision for income taxes	70	134	225	180
Provision for income taxes	25	40	61	137
Effective income tax rate (1)	36.0%	29.6%	27.2%	76.1%
(1) Determined using an estimated annual effective income tax rate.
The effective income tax rate for the three and nine months ended September 30, 2026 of 36.0% and 27.2%, respectively, differed from the U.K. statutory rate of 25.0% primarily due to losses in jurisdictions in which we do not receive a tax benefit and foreign rate differentials partially offset by a settlement of an uncertain tax benefit in June 2026.

The effective income tax rate for the three and nine months ended September 30, 2025 of 29.6% and 76.1%, respectively, differed from the U.K. statutory rate of 25.0% primarily due to losses in jurisdictions in which we do not receive a tax benefit, foreign rate differential, and the impact of the international provisions of the U.S. Tax Cuts and Jobs Act of 2017 (the “Tax Act”).

At September 30, 2026 and December 31, 2025, we had $18 million and $25 million, respectively, of unrecognized tax benefits and $6 million and $32 million, respectively, of related accrued interest and penalties. During the nine months ended September 30, 2026 and 2025, we recognized (income) expense of ($13 million) and $5 million, respectively, related to interest and penalties.

U.S. Tax Update

On July 4, 2025, the “One Big Beautiful Bill Act” (“OBBBA”) was enacted in the U.S. The legislation introduces a range of significant tax measures, such as the permanent extension of certain expiring provisions of the Tax Act, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business-related tax items. The OBBBA includes multiple effective dates, with certain provisions applicable beginning in 2025 and others phased in through 2027. While we expect certain provisions of the OBBBA to change the timing of cash tax payments in the current year and future years, we do not expect the legislation to have a material impact on our consolidated financial statements.

Uncertain Tax Position Update

During the second quarter of 2026, the Company reached a settlement with the Mexican Tax Authority related to a previously reserved uncertain tax position. As a result of the settlement, the Company reduced its liability for unrecognized tax positions, including interest and penalties, by approximately $17 million. The impact of the settlement was recognized as a discrete tax benefit in the second quarter of 2026. Payment of the settlement amount was made on July 10, 2026.

11. Discontinued Operations

On July 1, 2025, the Company completed the sale of IGT Gaming pursuant to the Transaction Agreements with Apollo Funds, whereby IGT Gaming and Everi were simultaneously acquired. Total consideration, net of $134 million of cash and restricted cash transferred, was $4.1 billion and resulted in a pre-tax gain on sale of $112 million ($77 million net of $35 million of income taxes related to the internal separations). The consideration is inclusive of a $12 million receivable from the Buyer, as of September 30, 2026, which will be collected through 2027.

Shown below is the summarized statement of operations and selected cash flows for the IGT Gaming discontinued operations:

	For the three months ended September 30,	For the nine months ended September 30,
($ in millions)	2025	2025
Total revenue	—	796
Total cost of revenue	—	290
General and administrative	7	179
Interest expense, net (1)	—	38
Other expense, net	—	150
(Loss) income from discontinued operations before provision for income taxes	(7)	139
Provision for income taxes	9	64
Gain on sale of discontinued operations before provision for income taxes	112	112
Provision for income taxes on sale of discontinued operations (2)	35	35
Income from discontinued operations, net of tax	60	152
Less: Net income attributable to non-controlling interests from discontinued operations	—	4
Income from discontinued operations attributable to Brightstar Lottery PLC	60	148
(1) Includes interest expense allocated to discontinued operations for contractual and planned repayments related to $2 billion of debt which was required to be repaid as a result of the Transaction, in accordance with our Revolving Credit Facilities and Term Loan Facilities agreements.
(2) Relates to the tax effect of the internal separations of certain assets to IGT Gaming.

Continuing Involvement

The Company has continuing involvement with IGT Gaming through the licensing or sublicensing of certain software, brands, and intellectual property to one another, which are subject to expiration based on the underlying contractual or statutory terms.

With respect to the Company’s 60.0% ownership in Rhode Island VLT Company LLC (“RI VLT”), we retained our ownership interest, but entered into a management contract with IGT Gaming transferring the economic benefits to IGT Gaming.

The Parent guarantees a lease between IGT Gaming (lessee) and a third-party lessor, which expires on September 30, 2032. As of September 30, 2026, the maximum exposure under the guarantee for base rent under the lease is $90 million. Our exposure is partially offset by the stated amount of a letter of credit issued by a bank on behalf of IGT Gaming for the benefit of the Parent. On an annual basis IGT Gaming is obligated to cause the term of the letter of credit to be extended and the stated amount to be increased by three percent. As of September 30, 2026, the Parent’s liability is $10 million, which is included within Other current liabilities and Other non-current liabilities in the Condensed Consolidated Balance Sheets.

For the nine months ended September 30,
Selected Cash Flows from Discontinued Operations ($ in millions)	2025
Depreciation and amortization	—

Cash paid during the period for:
Interest	49
Income taxes	72

Capital expenditures	93
Payments on license obligations	137

12.    Shareholders’ Equity

Dividends

In the third quarter of 2026, the Board of Directors of the Parent (the “Board”) declared a quarterly cash dividend of $0.23 per share, paid on September 1, 2026.

On November 5, 2026, the Board declared a quarterly cash dividend of $0.23 per share. The dividend, of approximately $42 million in the aggregate, is payable on December 8, 2026, to shareholders of record on November 24, 2026. Future dividends are subject to Board approval.

Share Repurchase Program

On July 1, 2025, the Board authorized a $500 million share repurchase program (the “Program”), which superseded and replaced prior authorizations. The Program authorizes the Parent to repurchase up to $500 million of its outstanding ordinary shares through July 1, 2027, through open market repurchases in compliance with Rule 10b-18 under the Securities Exchange Act of 1934 or privately negotiated transactions, based on market and business conditions, applicable legal requirements and other factors.

In 2025, the Parent entered into an accelerated share repurchase agreement (the “ASR Agreement”) under the Program to repurchase $250 million of its ordinary shares. The Parent paid $250 million at inception and, upon completion of the ASR Agreement, received approximately 15.2 million ordinary shares.

During 2026, the Parent made the following repurchases under the Program through September 30, 2026:

Date of Purchase Settlement	Shares repurchased	Aggregate purchase price	Method
November 7, 2025 to February 2, 2026 (1)	3.3 million	$50 million	Rule 10b5-1
May 22 to June 22, 2026	1.2 million	$14 million	Rule 10b-18
July 17 to July 31, 2026	0.9 million	$10 million	Rule 10b5-1
August 21 to September 21, 2026	0.7 million	$8 million	Rule 10b-18
(1) As of December 31, 2025, the Parent had repurchased 1.3 million shares for $20 million (of which 0.3 million shares were delivered in January 2026)

As of September 30, 2026, the Parent had repurchased approximately 21.4 million ordinary shares under the Program, and had $168 million remaining available for repurchases. Under previous programs, the Parent repurchased approximately 6.9 million shares. All repurchased shares are held as Treasury Stock.

Subsequent to September 30, 2026, the Parent repurchased approximately 1.5 million ordinary shares for an aggregate purchase price of approximately $15 million pursuant to a Rule 10b5-1 trading plan, which was completed on November 4, 2026.

Accumulated Other Comprehensive Income (“AOCI”)

The following tables detail the changes in AOCI:

	For the three months ended September 30, 2026
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to Brightstar Lottery PLC
Balance at June 30, 2026	586	1	3	590	58	648
Change during period	(9)	—	—	(8)	4	(4)
OCI	(9)	—	—	(9)	4	(5)
Balance at September 30, 2026	577	2	3	582	62	644

	For the three months ended September 30, 2025
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to Brightstar Lottery PLC
Balance at June 30, 2025	482	(10)	3	475	29	505
Change during period	—	1	(1)	1	1	2
Reclassified to operations(1)	112	6	—	118	—	118
Tax effect	—	(1)	—	(1)	—	(1)
OCI	112	6	(1)	117	1	119
Balance at September 30, 2025	594	(4)	3	593	31	623
(1) Foreign currency translation of approximately $112 million and unrealized loss on hedges of approximately $6 million were reclassified into gain on sale of discontinued operations, net of tax on the Condensed Consolidated Statements of Operations for the three months ended September 30, 2025.

	For the nine months ended September 30, 2026
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to Brightstar Lottery PLC
Balance at December 31, 2025	600	(1)	3	602	26	628
Change during period	(22)	4	—	(18)	36	18
Reclassified to operations	(1)	—	—	(1)	—	(1)
Tax effect	—	(1)	—	(1)	—	(1)
OCI	(23)	3	—	(20)	36	16
Balance at September 30, 2026	577	2	3	582	62	644

	For the nine months ended September 30, 2025
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to Brightstar Lottery PLC
Balance at December 31, 2024	452	(2)	3	453	63	516
Change during period	29	(8)	—	21	(32)	(11)
Reclassified to operations(1)	112	6	—	118	—	118
Tax effect	—	1	—	1	—	1
OCI	141	(1)	—	140	(32)	108
Balance at September 30, 2025	594	(4)	3	593	31	623
(1) Foreign currency translation of approximately $112 million and unrealized loss on hedges of approximately $6 million were reclassified into gain on sale of discontinued operations, net of tax on the Condensed Consolidated Statements of Operations for the nine months ended September 30, 2025.

13.    Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the three months ended September 30,		For the nine months ended September 30,
($ and shares in millions, except per share amounts)	2026	2025	2026	2025
Numerator:
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	22	57	91	(62)
Net income from discontinued operations attributable to Brightstar Lottery PLC	—	60	—	148
Net income attributable to Brightstar Lottery PLC	22	117	91	86

Denominator:
Weighted-average shares - basic	184	195	185	200
Incremental shares under stock-based compensation plans	1	1	1	—
Weighted-average shares - diluted	185	196	186	200

Per Common Share Data
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC
Basic	0.12	0.29	0.49	(0.31)
Diluted	0.12	0.29	0.49	(0.31)

Net income from discontinued operations attributable to Brightstar Lottery PLC
Basic	—	0.31	—	0.74
Diluted	—	0.31	—	0.74

Net income attributable to Brightstar Lottery PLC
Basic	0.12	0.60	0.49	0.43
Diluted	0.12	0.60	0.49	0.43

During periods when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

There were nominal stock options and unvested restricted stock awards excluded from the computation of diluted earnings per share for the three and nine months ended September 30, 2026, and for the three months ended September 30, 2025, as their inclusion would have had an antidilutive effect. There were 2 million stock options and unvested restricted stock awards excluded for the nine months ended September 30, 2025.

Item 2.     Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company’s financial condition and results of operations is intended to provide information that will assist the reader in understanding the Company’s Condensed Consolidated Financial Statements, the changes in certain key items in those financial statements between select periods and the primary factors that accounted for those changes. In addition, we discuss how certain accounting principles, policies, and critical estimates affect our Condensed Consolidated Financial Statements.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report, including on page 3 under the heading “Forward-Looking Statements,” and in “Item 3.D. Risk Factors” and the “Forward-Looking Statements” safe harbor under the Private Securities Litigation Reform Act of 1995 (the “Forward-Looking Statements Safe Harbor”) included in the Company’s 2025 Form 20-F. As used in this Item 2, the terms “we,” “our,” “us,” and the “Company” refer to Brightstar Lottery PLC together with its consolidated subsidiaries, and “Parent” refers to Brightstar Lottery PLC.

Amounts reported in millions are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages presented are calculated from the underlying unrounded amounts.

Business Overview
Brightstar is a global leader in lottery focused on innovation and forward-thinking strategies and solutions, building on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a pure-play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, responsibly entertain players, and distribute meaningful benefits to communities. The Company has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility.

The Company operates and provides an integrated portfolio of innovative lottery solutions, including lottery management services and instant lottery systems. The Company operates a worldwide land-based lottery and iLottery business, including sales, operations, product development, technology, and support, and is a leading iLottery platform provider globally. The Company is supported by central corporate support functions, including finance, people and culture, legal, corporate communications, and strategy and corporate development.

On July 1, 2025, the Company completed the sale of the Gaming & Digital business (“IGT Gaming”) to a holding company (the “Buyer”) owned by funds managed by affiliates of Apollo Global Management, Inc. (the “Apollo Funds”). The financial results of IGT Gaming have been reflected as discontinued operations in our Condensed Consolidated Statements of Operations for the relevant periods.

Key Factors Affecting Operations and Financial Condition
The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The tightening of monetary policy by central banks, increased deficit projections in the U.S., changes in inflation rates, the ongoing conflicts between Russia and Ukraine and various Middle Eastern conflicts, increased energy costs, and other macroeconomic factors have caused disruptions and uncertainty in the global economy, including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, these events did not have a material impact on our supply chain or our results of operations during the nine months ended September 30, 2026. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of these events, as well as the evolving trade disputes involving the U.S. and other countries, which could raise the prices of certain consumer goods, on our business and our results of operations.

Critical Accounting Estimates
The Company’s Condensed Consolidated Financial Statements are prepared in conformity with GAAP, which requires the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic. There have been no material changes to the critical accounting estimates previously disclosed in the Company’s 2025 Form 20-F.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company’s Condensed Consolidated Financial Statements are

fully described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 2. Summary of Significant Accounting Policies” included herein.

Results of Operations

Comparison of 2026 and 2025

	For the three months ended September 30,				For the nine months ended September 30,
	2026	2025	Change		2026	2025	Change
($ in millions, except per share amounts)	$	$	$	%	$	$	$	%
Total revenue	607	629	(22)	-4	1,778	1,843	(65)	-4
Income from continuing operations	45	95	(50)	-53	164	43	121	> +200
Diluted: Net income (loss) from continuing operations attributable to Brightstar Lottery PLC per common share	0.12	0.29	(0.17)	-59	0.49	(0.31)	0.80	>+200

Total revenue for the three months ended September 30, 2026, decreased by $22 million, or 4%, to $607 million. The decrease primarily reflected higher quarterly amortization of upfront license fees from the new Italian Lotto license, the transition of the U.K. contract to a new provider, and lower instant ticket and draw game same-store sales and U.S. multi-state jackpot (“U.S. MSJP”) activity, partially offset by higher product sales and other service revenue.

Total revenue for the nine months ended September 30, 2026, decreased by $65 million, or 4%, to $1,778 million. The decrease in revenue primarily reflected higher amortization of upfront license fees from the new Italian Lotto license, the transition of the U.K. contract to a new provider, and lower instant ticket and draw game same-store sales and U.S. MSJP activity, partially offset by higher other service revenue, product sales, and favorable foreign currency impacts.

Income from continuing operations for the three months ended September 30, 2026, decreased by $50 million, primarily due to $46 million of higher amortization of upfront license fees from the new Italian Lotto license and $15 million of higher interest expense, net, partially offset by a $21 million increase in product sale margin.

Income from continuing operations for the nine months ended September 30, 2026, increased by $121 million, primarily due to a $150 million favorable change in foreign exchange, a $76 million lower provision for income taxes, a $40 million increase in contributions from operating and facilities management revenue, and a $15 million decrease in restructuring expense. General and administrative expense decreased by $21 million, reflecting improvements in the Company’s cost structure from the OPtiMa program and expense recoveries. These improvements were partially offset by $146 million of higher amortization of upfront license fees for the new Italian Lotto license and $42 million of higher cost of services, excluding Depreciation and amortization (“D&A”).

Diluted net income per common share for the three months ended September 30, 2026, was $0.12 compared to $0.29 for the three months ended September 30, 2025. Brightstar’s portion of service revenue amortization, net of tax, included in diluted net income per common share increased to $0.23 per common share from $0.12.

Diluted net income per common share for the nine months ended September 30, 2026, was $0.49 compared to diluted net (loss) per common share of ($0.31) for the nine months ended September 30, 2025. Brightstar’s portion of service revenue amortization, net of tax, included in diluted net income per common share increased to $0.70 per common share from $0.34.

Revenues and Key Performance Indicators

	For the three months ended September 30,		For the nine months ended September 30,
(% on a constant-currency basis)(1)	2026	2025	2026	2025
Global same-store sales growth(2)
Instant ticket & draw games	-1.0%	+3.9%	+0.4%	+2.0%
U.S. MSJP	-30.6%	+69.2%	-13.8%	-10.5%
Total	-3.9%	+7.9%	-0.5%	+1.2%

U.S. same-store sales growth
Instant ticket & draw games	-1.4%	+1.6%	-0.3%	+0.3%
U.S. MSJP	-30.6%	+69.2%	-13.8%	-10.5%
Total	-5.5%	+7.7%	-1.6%	-0.8%

Rest of World same-store sales growth
Instant ticket & draw games	+3.3%	+14.3%	+4.7%	+8.4%

Italy same-store sales growth
Instant ticket & draw games	-1.2%	+6.1%	+1.1%	+2.9%
(1) Constant currency amounts are calculated by applying the prior-year/period exchange rates to current financial data expressed in local currency.
(2) Same-store sales represent wagers, at constant currency, recorded in lottery jurisdictions where we are the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparison between periods.

	For the three months ended September 30,				For the nine months ended September 30,
	2026	2025	Change		2026	2025	Change
($ in millions)	$	$	$	%	$	$	$	%
Operating and facilities management contracts	627	644	(17)	-3	1,906	1,866	40	+2
Upfront license fee amortization	(99)	(53)	(46)	+87	(300)	(154)	(146)	+95
Operating and facilities management contracts (includes amortization of upfront license fees)	528	591	(63)	-11	1,606	1,712	(106)	-6
Systems, software, and other	19	13	6	+46	50	38	12	+31
Service revenue (includes amortization of upfront license fees)	547	604	(57)	-9	1,655	1,750	(94)	-5

Product sales	60	25	35	+137	123	93	29	+31

Total revenue	607	629	(22)	-4	1,778	1,843	(65)	-4

Service revenue during the quarter from instant ticket & draw games, including U.S. MSJP, decreased $20 million, primarily due to an $8 million reduction from the transition of the U.K. contract to a new provider in August 2025 and a 3.9% decrease in global same-store sales.

Service revenue from other services increased by $12 million, due to an increase in software and Italy services.

Amortization of upfront license fees increased in the third quarter of 2026, related to the higher amortization for the new Italian Lotto license, which commenced amortization in December 2025.

Product sales increased $36 million from the same quarter last year, mainly due to a $22 million increase in terminal sales and a $11 million increase in software and other sales.

Service revenue for the nine months ended September 30, 2026, from instant ticket & draw games, including U.S. MSJP, decreased $18 million primarily due to a reduction in revenues from the transition of the U.K. contract to a new provider in August 2025, partially offset by growth in instant ticket and draw games same-store sales in Italy and Rest of World, 1.1% and 4.7%, respectively.

Other services increased by $30 million primarily due to a $22 million increase in software and Italy services, a $6 million reduction in liquidated damages due to higher-than-normal activity in the prior period, and an increase of $5 million in revenue attributable to the lottery management agreements (“LMAs”).

Amortization of upfront license fees increased for the first nine months of 2026, related to the higher amortization for the new Italian Lotto license which commenced in December 2025.

Product sales increased $30 million from the same period last year, primarily due to a $18 million increase in terminal sales and a $13 million increase in instant and software sales.

Cost of Revenue

	For the three months ended September 30,				For the nine months ended September 30,
	2026	2025	Change		2026	2025	Change
($ in millions)	$	$	$	%	$	$	$	%
Cost of services (excluding D&A)	285	276	9	+3	861	819	42	+5
Cost of product sales (excluding D&A)	45	31	14	+45	94	86	8	+9

Cost of services (excluding D&A) for the three months ended September 30, 2026, increased mildly compared to the same period last year, primarily due to increases in system implementation costs and payroll and benefits, partially offset by a decrease in point-of-sale consumables. Cost of product sales (excluding D&A) increased by $14 million when compared to the same period last year, largely reflecting the increase in product sales and changes in product mix.

Cost of services (excluding D&A) for the nine months ended September 30, 2026, increased by $42 million when compared to the same period last year. The increase was primarily driven by higher payroll and benefits, outside services, and postage and freight, partially offset by vehicle expenses and OPtiMa related savings. Cost of product sales (excluding D&A) increased by $8 million when compared to the same period last year, largely reflecting changes in the product mix and higher payroll and benefits.

Other Expenses

	For the three months ended September 30,				For the nine months ended September 30,
	2026	2025	Change		2026	2025	Change
($ in millions)	$	$	$	%	$	$	$	%
General and administrative	49	44	5	+11	143	164	(21)	-13

General and administrative expenses increased in the quarter compared to the prior corresponding period, primarily due to expense recoveries in the prior period, partially offset by a decrease in outside services. Expenses decreased for the first nine months, primarily due to a reduction in employee-related costs associated with the OPtiMa program, a reduction in outside services, and tax recoveries.

Research and development	15	11	4	+33	43	33	10	+29

Research and development expenses increased in the quarter compared to the prior corresponding period, primarily due to increases in employee-related costs and outside services. Expenses increased for the first nine months, primarily due to increases in payroll and benefits and outside services, as the Company continues to invest in the creation of new and enhanced lottery products and services.

Sales and marketing	31	29	2	+8	97	92	5	+6
Sales and marketing expense remained stable for both periods compared to corresponding periods.

Depreciation and amortization	59	55	4	+7	170	163	7	+4
Depreciation and amortization expenses increased in both periods compared to corresponding periods, from an increase in contract renewals resulting in higher cost capitalization.

Restructuring	—	—	—	—	6	21	(15)	-72

Restructuring expense for the first nine months, decreased due to the initiation of the OPtiMa 3.2 restructuring plan in 2025, partially offset by the initiation of the OPtiMa 3.3 restructuring plan in 2026.

Interest expense, net	50	36	15	+41	143	130	13	+10
Net interest expense increased primarily due to higher-than-normal interest income in prior corresponding periods associated with the proceeds from the sale of IGT Gaming.

Foreign exchange (gain) loss, net	(1)	1	(2)	> +200	(17)	132	(150)	-113

Foreign exchange (gain) loss, net, principally relates to non-cash fluctuations in the euro to U.S. dollar exchange rate on internal and external debt due to a strengthening of the U.S. dollar compared to 2025.

Other expense, net	4	12	(8)	-69	14	23	(9)	-40
Other expense, net, decreased primarily due to higher debt extinguishment costs in the prior corresponding periods.

Provision for income taxes	25	40	(15)	-37	61	137	(76)	-55

The provision for income taxes decreased in the quarter compared to the prior corresponding period, primarily due to lower pre-tax income. The provision for income taxes decreased for the first nine months, primarily due to lower valuation allowances and the favorable resolution of an uncertain tax benefit, partially offset by higher pre-tax income.

Liquidity and Capital Resources

Overview

The Company operates a capital-intensive business. The primary sources of liquidity have historically been operating cash flows and, to a lesser extent, financing activities—including available amounts under the Revolving Credit Facilities. Liquidity is used to support:

•Working capital and operating needs
•Debt service obligations
•Acquisitions and related costs
•Capital expenditures and upfront license fees

The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company’s liquidity needs. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations in the ordinary course of business for at least the next 12 months from the date of this report and for the longer-term period thereafter.

At September 30, 2026 and December 31, 2025, the Company’s total available liquidity was as follows:

($ in millions)	September 30, 2026	December 31, 2025
Revolving Credit Facilities (1)	1,315	1,590
Cash and Cash equivalents	538	1,446
Total Liquidity	1,852	3,036
(1) The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources. At September 30, 2026, the borrowers were in compliance with such covenants.

Our capital deployment strategy remains focused on high-return, contract-driven investments which are aligned with our long-term growth priorities and are expected to enhance our operational capabilities across key markets, although actual outcomes will depend on factors described in the “Forward-Looking Statements” section and “Risk Factors”. Near-term material uses of cash include $121 million of capital expenditures anticipated in the fourth quarter of 2026 to fulfill current and expected future contractual obligations in North Carolina, Wisconsin, Missouri, and Texas.

We expect to fund these obligations through a combination of existing cash on hand, cash flows from operations, and committed borrowing capacity under the Revolving Credit Facilities.

At both September 30, 2026 and December 31, 2025, approximately 36% of the Company’s debt portfolio was exposed to interest rate fluctuations. The Company’s exposure to floating rates of interest primarily relates to the Euro Term Loan Facilities and Revolving Credit Facilities due September 2030 and March 2031, respectively. For information regarding the Company’s other debt obligations, including the maturity profile of borrowings and committed borrowing facilities, refer to “Note 8. Debt” in the Condensed Consolidated Financial Statements.

The following table summarizes the Company’s U.S. dollar equivalent cash and cash equivalent balances by currency:

	September 30, 2026		December 31, 2025
($ in millions)	$	%	$	%
Euros	366	68	1,004	69
U.S. dollars	81	15	326	23
Other currencies	90	17	117	8
Total Cash and cash equivalents	538	100	1,446	100

The effect of exchange rate changes decreased the reported cash and cash equivalents by $3 million in Q3 2026 (compared with a $25 million decrease in Q3 2025), reflecting the translation impact of euro-denominated cash balances into U.S. dollars.

The Company maintains its cash deposits with a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. As of September 30, 2026, approximately $34 million of the Company’s cash is held in certain countries where there may be legal, regulatory, or economic restrictions on the ability of subsidiaries to transfer funds in the form of cash dividends, loan repayments, or advances. These restrictions do not have an impact on the ability of the Company to meet its liquidity needs.

At September 30, 2026, we did not have any significant changes to off-balance-sheet arrangements from those disclosed within our 2025 Form 20-F.

Cash Flow Highlights

The following tables summarize the Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2026 and 2025. The complete Condensed Consolidated Statements of Cash Flows are provided in the Condensed Consolidated Financial Statements included herein.

	Continuing Operations		Discontinued Operations		Total
($ in millions)	2026	2025(1)	2026	2025	2026	2025(1)
Net cash (used for) provided by operating activities	(1,101)	29	—	94	(1,101)	122
Net cash (used in) provided by investing activities	(316)	(240)	34	3,868	(282)	3,629
Net cash provided by (used in) financing activities	453	(2,720)	—	(143)	453	(2,863)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents					(14)	33
Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents					(930)	888
(1) During 2025, the Company reclassified certain cash flow activity related to funds held on behalf of others from operating to financing activities. Prior periods have been recast to conform to the current presentation, as discussed in “Note 2, Summary of Significant Accounting Policies—Changes in Presentation”, included in “Item 1. Condensed Consolidated Financial Statements”.

Net cash used for operating activities from continuing operations was $1,101 million in the first nine months of 2026, compared with net cash provided by of $29 million for the same period in 2025. The decrease was primarily due to the $1,675 million final installment payment for the Italian Lotto license in April 2026, compared with the $579 million first installment payment for the Italian Lotto license made on July 17, 2025.

Net cash used in investing activities in the first nine months of 2026 was $316 million, compared with net cash used of $240 million in the first nine months of 2025, principally due to a $73 million increase in capital expenditures, primarily for systems, equipment, and other assets related to contracts in Italy, Missouri, North Carolina, and Wisconsin.

Net cash provided by financing activities during the first nine months of 2026 was $453 million, compared with net cash used in of $2,720 million for the same period of 2025. The change was primarily due to higher-than-normal debt reductions in the prior year of $2 billion, a decrease in dividends paid of $601 million, primarily due to a special dividend paid in prior year, non-controlling interest capital increases of $478 million, and a reduction in share repurchases of $189 million.

Net cash provided by discontinued operations was $34 million in the first nine months of 2026 related to amounts received from the Buyer for income tax refunds, compared with net cash provided by of $3.8 billion in the same period of 2025.

Dividends

Our Board of Directors authorized the following cash dividends:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions, except per share amounts)	2026	2025	2026	2025
Dividends paid/declared per share of common stock	$0.23	$3.20	$0.69	$3.60
Total dividends paid/declared	42	647	127	728

On November 5, 2026, the Board declared a quarterly cash dividend of $0.23 per share. The dividend of approximately $42 million is payable on December 8, 2026, to shareholders of record on November 24, 2026.

Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under “Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our 2025 Form 20-F.

Item 4.     Controls and Procedures

There have been no changes in internal control over financial reporting during the nine months ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II.     OTHER INFORMATION

Item 1.    Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

There have been no material developments to the litigation disclosed in our 2025 Annual Report on Form 20-F. Legal proceedings that were previously disclosed may no longer be reported because, as a result of the rulings in the case, settlements, changes in our business, or other developments, in our judgment, they are no longer material to the Company’s business, financial position, or results of operations.
Item 1A.    Risk Factors

There have been no material changes to the disclosure under “Part I, Item 3.D. Risk Factors” included in our 2025 Form 20-F.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities

Below is a summary of share repurchases for the three months ended September 30, 2026. Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 12. Shareholders’ Equity”.

Date of Purchase Settlement	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs (1)	Approximate Dollar Value (in millions) that May Yet Be Purchased Under the Program
July 1 to July 31	945,593	$10.58	945,593	$176
August 1 to August 31	150,500	$11.58	150,500	$174
September 1 to September 30	537,500	$10.78	537,500	$168
Total	1,633,593		1,633,593
(1) On and effective as of July 1, 2025, the Board authorized a new $500 million share repurchase program (the “Program”), which superseded and replaced prior authorizations. The Program authorizes the Parent to repurchase, from time to time during a period of two years from its approval, up to an aggregate of $500 million of the Parent’s outstanding ordinary shares through open market repurchases (including pursuant to a trading plan adopted in accordance with Rule 10b5-1) in compliance with Rule 10b-18 under the Securities Exchange Act of 1934 or through privately negotiated transactions at management’s discretion based on market and business conditions, applicable legal requirements, and other factors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGHTSTAR LOTTERY PLC

/s/ Massimiliano Chiara
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: November 10, 2026